VEDDER PRICE

04046282

JASON K. ZACHARY
312-609-7757
jzachary@vedderprice.com

VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FACSIMILE: 312-609-5005

OFFICES IN CHICAGO, NEW YORK CITY, AND ROSELAND, NEW JERSEY

November 16, 2004

VIA FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
Washington, D.C. 20549

SUPPL

SEC MAIL PROCESSING RECEIVED NOV 17 2004 WASH, D.C. 213 SECTION

Re: **File No. 82-34758**
HHG plc Exemption Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of HHG plc, a company incorporated under the laws of England and Wales ("HHG"), pursuant to Rule 12g3-2(b)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As required under the rule, the documents listed on the attached Schedule A includes information that HHG has made or is required to be made public, distributed to security holders or filed with the UK Listing Authority, the UK Registrar of Companies, the Australian Stock Exchange or the Australian Securities Investment Commission. In accordance with paragraphs (b)(4) and (b)(5) of Rule 12g3-2, this letter and the documents furnished herewith are being furnished with the understanding that such letter and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission, for any purpose, that HHG is subject to the Exchange Act.

Please feel free to contact me at your earliest convenience if you have any questions or need any additional information. In addition, please date stamp the enclosed copy of this cover letter and return it in the enclosed self-addressed, stamped envelope.

Warmest regards,

Jason K. Zachary

Jason K. Zachary

11/30

JKZ/ect
Enclosures
cc: John T. Blatchford, Esq.
Mark L. Winget, Esq.
Brian Booker, Esq.

PROCESSED
DEC 01 2004
THOMSON
FINANCIAL

CHICAGO/#1282891.1

SCHEDULE A

DOCUMENTS MADE OR REQUIRED TO BE MADE PUBLIC, DISTRIBUTED TO SECURITY HOLDERS OR FILED WITH THE UK LISTING AUTHORITY, THE UK REGISTRAR OF COMPANIES, THE AUSTRALIAN STOCK EXCHANGE OR THE AUSTRALIAN SECURITIES INVESTMENT COMMISSION BY HHG PLC

- Return of Allotment of Shares form dated November 1, 2004.
- Update of Number of CDI's quoted on the Australian Stock Exchange dated November 5, 2004.
- Press release dated October 29, 2004 furnishing the interim realistic balance sheet of HHG plc.
- Form 288a – Appointment of Director or Secretary of Gerald Paul Aherne
- Form 288a – Appointment of Director or Secretary of Rupert Lascelles Pennant-Rea.

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 2072534

Company Name in full HHG PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	29	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	52,063		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name GREENWOOD NOMINEES LIMITED	Class of shares allotted £0.10	Number allotted 52,063
Address 20 MOORGATE LONDON		
UK postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed [signature] **Date** 01-Nov-2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

UKLS Secretariat, The Pearl Centre, Lynch Wood,
Peterborough, PE2 6FY
Tel 01733 475284
DX number 702185 DX exchange Peterborough 7

coform

Update of number of CDIs quoted on ASX

Name of entity

HHG PLC

ABN

30 106 988 836

We (the entity) give ASX the following information.

1	Class of securities	CHESS Depositary Interests (CDIs)
2	Principal terms of the securities	CDIs issued over fully paid ordinary shares quoted on the London Stock Exchange (LSE)
3	Date of update	5 November 2004

		Number	Class
4	Securities quoted on ASX:		CDIs:
	At previous report	1,702,069,105	At 30 September 2004
	Net transfers*	32,980,068	
	This report	1,735,049,173	At 29 October 2004
	*transfers between CDIs and ordinary shares listed on the LSE		

		Number	Class
5	Number and class of all securities not quoted on ASX	2,710,414,832	Fully paid ordinary shares quoted on the LSE at 29 October 2004

Gerald Watson, Company Secretary

Date: 5 November 2004

Information only release

HHG PLC – Interim realistic balance sheet

29 October 2004

HHG PLC released today, for information purposes only, the regulatory capital position at 30 June 2004 for the with-profits funds of its three main life companies, calculated in line with the new realistic capital requirements set out in the Financial Services Authority's policy statement 04/16 (PS04/16).

The position at 30 June 2004 under the PS 04/16 proposed 'realistic' reporting requirements demonstrated capital resources of £721 million compared to a required capital margin of £393 million - an excess of £328 million. This is compared to the position reported under the current statutory basis where capital resources of £1,155 million compared to capital requirements of £883 million - an excess of £272 million.

Regulatory capital	Statutory basis			Realistic basis*		
30 June 2004	Available assets in excess of liabilities £m	Required Minimum Margin (RMM) £m	Free Asset Ratio	Available assets in excess of liabilities £m	Risk Capital Margin (RCM) £m	Coverage
Pearl Assurance	744	537	1.5%	615	378	163 %
National Provident Life	284	259	0.4%	63	15	420 %
London Life	127[1]	87	1.5%	43	n/a[2]	n/a

1. Includes £12 million of implicit items
2. London Life does not require an explicit RCM as the existing support arrangements within the life company absorb the impact of the adverse RCM scenarios.

* HHG is advised by Tillinghast Towers-Perrin in preparing its interim realistic balance sheet information.

HHG PLC
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Notes to editors

- HHG PLC is a diversified financial services group listed on the London and Australian Stock Exchanges. It is a member of the FTSE 250 and the ASX100 indices.
- Pearl Assurance plc, National Provident Life Limited and London Life Limited are closed life companies within the HHG group.

For further information

www.hhg.com or

Investor enquiries

Gail Williamson, HHG Director of Investor Relations	+44 20 7818 5310 investor.relations@hhg.com

Media enquiries

United Kingdom - Financial Dynamics Nic Bennett	+44 20 7269 7190
Australia - Cannings Graham Canning	+61 2 9252 0622

File No. 82-34758

coform

RECEIVED NOV 17 2004 SEC MAIL PROCESSING SECTION WASH, D.C. 213

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: 2072534

Company Name in full: HHG PLC

Appointment form

Notes on completion appear on next page.

	Day	Month	Year
Date of appointment	01	10	2004
† Date of Birth	15	01	1946

Appointment as director: x as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title: Mr * Honours etc:

Forename(s): Gerald Paul

Surname: Aherne

Previous forename(s): Previous surname(s):

Usual residential address: 29 Prices Court, Cotton Row

Post town: London Postcode: SW11 3YR

County / Region: Country:

† Nationality: British † Business occupation: Fund Manager

† Other directorships (additional space next page): See attached schedule

I consent to act as ** director / secretary of the above named company

Consent signature: [signature] **Date**: 26.10.2004

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed: [signature] **Date**: 28.10.04

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

UKLS Secetariat, The Pearl Centre, Lynch Wood,
Peterborough, PE2 6FY, England
Tel
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 2072534

† Directors only.

† Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

coform

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full HHG PLC

Name Gerald Paul Aherne

Company Name	Resignation
Henderson Electric and General Investment Trust plc	
Schroder Investment Management (UK) Limited	30/04/2001
Schroder Investment Management Limited	26/10/2001
Professional Risks Insurance Limited	12/06/2003
PRI Group plc	12/06/2003

BLUEPRINT OneWorld

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	2072534
Company Name in full	HHG PLC

Appointment form

Notes on completion appear on next page.

Date of appointment (Day Month Year)	01 10 2004	† Date of Birth (Day Month Year)	23 01 1948
Appointment as director	X	as secretary	

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title	Mr	* Honours etc	BA Econ, MA Econ
Forename(s)	Rupert Lascelles		
Surname	Pennant-Rea		
Previous forename(s)		Previous surname(s)	
Usual residential address	19 Chiddingstone Street		
Post town	London	Postcode	SW6 3TQ
County / Region		Country	England
† Nationality	British	† Business occupation	Company Director
† Other directorships (additional space next page)	See attached schedule		

I consent to act as ** director / secretary of the above named company

Consent signature	[signature]	**Date**	7/10/04

A director, secretary etc must sign the form below.

Signed	[signature]	**Date**	12.10.04

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

UKLS Secretariat, The Pearl Centre , Lynch Wood,
Peterborough, PE2 6FY, England
Tel
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 2072534

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

BLUEPRINT OneWorld

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full HHG PLC

Name Rupert Lascelles Pennant-Rea

Company Name	Resignation
Action Medical Research	
AMI (Zimbabwe) Ltd	
Astron Document Services Limited	17/02/2000
Banner Business Supplies Limited	20/12/2000
Bell Managed Information Technologies Limited	
British American Tobacco P.L.C.	
Changescent Limited	
Document Management Services Group Limited	01/02/2000
eFinancialnews Limited	
Electra Kingsway VCT PLC	
Fancode Limited	
Fieldmetal Limited	
First2office Ltd	20/12/2000
Globalvault Public Limited Company	
Gordon House Asset Management Limited	
Gordon House Limited	
Key Asset Management (UK) Limited	05/12/2003
Media AMI (UK) Ltd	29/01/2002
Mexicoblade Limited	
Office2office (UK) PLC	20/12/2000
Overseas Development Institute	
Plantation & General Investments PLC	
Relayignite Limited	30/06/2000
Security Printing and Systems Group Limited	
Security Printing and Systems Limited	
The Go-Ahead Group PLC	
The Stationery Office Enterprises Limited	
The Stationery Office Group Limited	
The Stationery Office Holdings Limited	
Times Newspapers Holdings Limited	

BLUEPRINT
OneWorld

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full HHG PLC

Name Rupert Lascelles Pennant-Rea

Company Name	Resignation
TSO Content Solutions Limited	
TSO Holdings A Limited	
TSO Holdings B Limited	
TSO Property Limited	
Web2doc.com Limited	17/02/2000